FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For June 2012

Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                        No    X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 1 June 2012.

2.	Press release entitled, “Transparency Directive, Voting Rights and Capital”, dated 1 June 2012.

3.	Press release entitled, “Block Listing Six Monthly Return”, dated 1 June 2012.

4.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 6 June 2012.

5.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 7 June 2012.

6.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 8 June 2012.

7.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 14 June 2012.

8.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 15 June 2012.

9.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 18 June 2012.

10.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 19 June 2012.

11.	Press release entitled, “AstraZeneca completes acquisition of Ardea Biosciences”, dated 20 June 2012.

12.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 21 June 2012.

13.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 22 June 2012.

14.	Press release entitled, “AstraZeneca PLC Irrevocable, Non-Discretionary Share Repurchase Programme”, dated 22 June 2012.

15.
Press release entitled, “Zinforo (Ceftaroline Fosamil) receives positive CHMP opinion in the European Union for the treatment of patients with serious skin infections or community acquired pneumonia”, dated 22 June 2012.

16.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 25 June 2012.

17.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 26 June 2012.

18.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 27 June 2012.

19.	Press release entitled, “AstraZeneca and Merck agree to amend second option”, dated 27 June 2012.

20.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 28 June 2012.

21.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 29 June 2012.

22.	Press release entitled, “Publication of Prospectus”, dated 29 June 2012.

23.	Press release entitled, “Bristol-Myers Squibb and AstraZeneca expand Diabetes Alliance through Bristol-Myers Squibb’s Acquisition of Amylin Pharmaceuticals”, dated 2 July 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 6 July 2012	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary

Item 1
REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 31 May 2012, it purchased for cancellation 132,000 ordinary shares of AstraZeneca PLC at a price of 2605 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,263,389,409.

A C N Kemp
Company Secretary
1 June 2012

Item 2

Transparency Directive

Voting Rights and Capital

The following notification is made in accordance with the UK Financial Services Authority Disclosure and Transparency Rule 5.6.1.  On 31 May 2012 the issued share capital of AstraZeneca PLC with voting rights is 1,263,408,469 ordinary shares of US$0.25.  No shares are held in Treasury.  Therefore, the total number of voting rights in AstraZeneca PLC is 1,263,408,469.

The above figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, AstraZeneca PLC under the Financial Services Authority's Disclosure and Transparency Rules.

A C N Kemp
Company Secretary

1 June 2012

Item 3
BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an RIS.

Date: 1 JUNE 2012

Name of applicant:		ASTRAZENECA PLC
Name of scheme:		ASTRAZENECA SHARE OPTION PLAN; ASTRAZENECA SAVINGS-RELATED SHARE OPTION PLAN; ASTRAZENECA ALL-EMPLOYEE SHARE PLAN
Period of return:	From:	1 DECEMBER 2011	To:	31 MAY 2012
Balance of unallotted securities under scheme(s) from previous return:		14,353,121
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		6,595,247
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		7,757,874

Name of contact:	MARTIN BENNETT
Telephone number of contact:	020 7604 8157

Item 4
REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 1 June 2012, it purchased for cancellation 750,000 ordinary shares of AstraZeneca PLC at a price of 2593 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,262,658,469.

A C N Kemp
Company Secretary
6 June 2012

Item 5
REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 6 June 2012, it purchased for cancellation 355,000 ordinary shares of AstraZeneca PLC at a price of 2608 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,262,328,030.

A C N Kemp
Company Secretary
7 June 2012

Item 6
REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 7 June 2012, it purchased for cancellation 150,000 ordinary shares of AstraZeneca PLC at a price of 2637 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,262,187,581.

A C N Kemp
Company Secretary
8 June 2012

Item 7
REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 13 June 2012, it purchased for cancellation 236,000 ordinary shares of AstraZeneca PLC at a price of 2674 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,262,001,834.

A C N Kemp
Company Secretary
14 June 2012

Item 8
REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 14 June 2012, it purchased for cancellation 165,000 ordinary shares of AstraZeneca PLC at a price of 2695 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,261,840,419.

A C N Kemp
Company Secretary
15 June 2012

Item 9
REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 15 June 2012, it purchased for cancellation 500,000 ordinary shares of AstraZeneca PLC at a price of 2676 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,261,377,758.

A C N Kemp
Company Secretary
18 June 2012

Item 10
REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 18 June 2012, it purchased for cancellation 400,000 ordinary shares of AstraZeneca PLC at a price of 2665 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,260,984,582.

A C N Kemp
Company Secretary
19 June 2012

Item 11

ASTRAZENECA COMPLETES ACQUISITION OF ARDEA BIOSCIENCES

AstraZeneca today announced that on Tuesday, 19 June 2012 it completed its acquisition of San Diego, California-based biotechnology company Ardea Biosciences, Inc.  The merger was approved by Ardea’s stockholders.

Upon completion of the merger, each outstanding share of Ardea common stock was cancelled and converted into the right to receive $32.00, in cash, without interest, and shares of Ardea common stock ceased trading on the NASDAQ Global Select Market.

As previously announced, the acquisition strengthens AstraZeneca’s late-stage pipeline with the addition of lesinurad, a potential next-generation treatment for the chronic management of hyperuricaemia in patients with gout.

About Ardea
Ardea is a biotechnology company based in San Diego, California, focused on the development of small-molecule therapeutics for the treatment of serious diseases. Ardea’s most advanced clinical-stage product candidates include lesinurad, formerly known as RDEA594, a selective, oral URAT1 transporter inhibitor for the chronic management of hyperuricemia in patients with gout, and BAY 86-9766, formerly known as RDEA119, a specific inhibitor of mitogen-activated ERK kinase (MEK) for the treatment of cancer, which is being developed under a global license agreement with Bayer HealthCare AG. For more information, please visit: www.ardeabio.com.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business with a primary focus on the discovery, development and commercialisation of prescription medicines for gastrointestinal, cardiovascular, neuroscience, respiratory and inflammation, oncology and infectious disease. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com.

ARDEA CONTACTS

Stephen Davis	+1 (858) 652-6528	sdavis@ardeabio.com
John Beck	+1 (858) 652-6523	jbeck@ardeabio.com

ASTRAZENECA CONTACTS

Media Enquiries UK
Esra Erkal-Paler	+44 207 604 8030
Sarah Lindgreen	+44 20 7604 8033

Investor Enquiries UK
James Ward-Lilley Karl Hård	+44 207 604 8122 +44 20 7604 8123	mob: +44 7785 432613 mob: +44 7789 654364
Nicklas Westerholm	+44 20 7604 8124	mob: +44 7585 404950
Investor Enquiries US
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043

20 June 2012
- ENDS -

Item 12
REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 20 June 2012, it purchased for cancellation 300,000 ordinary shares of AstraZeneca PLC at a price of 2751 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,260,863,018.

A C N Kemp
Company Secretary
21 June 2012

Item 13
REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 21 June 2012, it purchased for cancellation 429,000 ordinary shares of AstraZeneca PLC at a price of 2773 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,260,470,219.

A C N Kemp
Company Secretary
22 June 2012

Item 14
ASTRAZENECA PLC IRREVOCABLE, NON-DISCRETIONARY SHARE
REPURCHASE PROGRAMME

AstraZeneca PLC (the “Company”) today announced that in accordance with the authority granted by shareholders at the Company’s annual general meeting on 26 April 2012, it will commence an irrevocable, non-discretionary programme with Barclays Bank PLC to purchase ordinary shares of US$0.25 each (the “Shares”) on its own behalf during the period which commences on 25 June 2012 and ends on 3 August 2012 (the “Repurchase Programme”), therefore running through its close period which commences on 1 July 2012 and ends on 26 July 2012.

Any purchases will be made within certain pre-set parameters and in accordance with both the Company’s general authority to repurchase shares and the Listing Rules.  The Company intends to cancel any Shares so acquired.

A C N Kemp
Company Secretary
22 June 2012

Item 15
ZINFORO (CEFTAROLINE FOSAMIL) RECEIVES POSITIVE CHMP OPINION IN
THE EUROPEAN UNION FOR THE TREATMENT OF PATIENTS WITH SERIOUS
SKIN INFECTIONS OR COMMUNITY ACQUIRED PNEUMONIA

AstraZeneca today announced that the Committee for Medicinal Products for Human Use (CHMP) has adopted a positive opinion, recommending the approval of Zinforo (ceftaroline fosamil), a new intravenous cephalosporin antibiotic for the treatment of adult patients with complicated Skin and Soft Tissue Infections (cSSTI) or Community Acquired Pneumonia (CAP). The CHMP's positive opinion will now be reviewed by the European Commission, which has the authority to approve medicines for the European Union.

Ceftaroline fosamil is the first monotherapy antibiotic to combine the established tolerability of the cephalosporin class, with effective coverage of a range of bacteria responsible for serious skin infections and pneumonia, including difficult to treat strains such as methicillin-resistant Staphylococcus aureus (MRSA) in cSSTI and Streptococcus pneumoniae in CAP.

The CHMP reviewed data from the Phase III clinical trial programmes which included four pivotal registration trials, CANVAS 1 and 2 (cSSTI) and FOCUS 1 and 2 (CAP). Clinical data demonstrated that Zinforo was effective and well tolerated in adult patients (≥18 years of age) with cSSTI or CAP, including those patients with underlying co-morbidities.

cSSTI and CAP are infections commonly associated with considerable morbidity and mortality, and represent a major challenge to health care systems.    cSSTIs are estimated to cause over 1.3 million hospitalisations per year in Europe.  Similarly, approximately one million people are hospitalised in Europe each year with CAP.

“We are pleased with this recommendation for Zinforo, which we believe may make a valuable contribution in the fight against drug-resistant infection,” said Martin Mackay, President, R&D, AstraZeneca. “We remain one of the few companies still committed to novel antibiotic research, with one of the world’s largest antibacterial pipelines and many strong partnerships to address this significant unmet medical need.”

In 2009, Forest Laboratories granted AstraZeneca exclusive worldwide commercial rights and co-exclusive development rights for ceftaroline fosamil, excluding US, Canada and Japan. Forest launched ceftaroline fosamil with similar indications under the trade name Teflaro® in the US in March 2011.

“The CHMP positive opinion to recommend approval of Zinforo is an important step in bringing to the global market new treatment options for patients suffering from serious bacterial infections, particularly in view of increasing resistance,” said Marco Taglietti, MD, President Forest Research Institute.

AstraZeneca has made regulatory submissions in a number of countries where it has commercialisation rights and further submissions are planned in 2012.

AstraZeneca · 2 Kingdom Street · London · W2 6BD T: +44 20 7604 8000 · F: +44 20 7604 8270 · astrazeneca.com	AstraZeneca PLC No. 2723534, Registered Office, 2 Kingdom Street, London W2 6BD

News Release

About cSSTI and CAP
Complicated Skin and Soft tissue Infections (cSSTI) are difficult-to-treat infections of the skin and underlying soft tissues such as fascia and muscle layers e.g. deep soft tissue abscesses, cellulitis and surgical site infections.  cSSTIs are among the most common antibiotic treated infections in the hospital setting and represent approximately 12% of all antibiotic-treated hospital patients in Europe.

Community Acquired Pneumonia (CAP) is an acute infection of the lungs in a patient who has not been exposed to a hospital or long-term care facility. The estimated incidence of CAP is between two and 12 cases per 1000 inhabitants in Europe each year. The annual incidence of CAP in the elderly has been estimated to be four-times that of younger populations, and with an expected 30% of the European population reaching ‘elderly’ status by 2060, the burden of CAP will be even more significant in the coming years.

CAP and cSSTI can be associated with morbidity, mortality, resource use and healthcare costs   and despite the availability of a variety of antibiotics to treat CAP and cSSTI, studies show that many patients do not receive effective first-line empiric treatment.

In addition, emerging antimicrobial resistance is a global concern.

Across Europe, methicillin-resistant Staphylococcus aureus (MRSA), the most common cause of cSSTI, affects 150,000 patients per year, resulting in attributable extra in-hospital costs of €380 million.

The European Antimicrobial Resistance Surveillance Network report that in Streptococcus pneumoniae, the most common cause of CAP, 25-50% of isolates are non-susceptible to penicillin (PNSP).

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business with a primary focus on the discovery, development and commercialisation of prescription medicines for gastrointestinal, cardiovascular, neuroscience, respiratory and inflammation, oncology and infectious disease.  AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com.

Media Enquiries
Esra Erkal-Paler	+44 20 7604 8030
Sarah Lindgreen	+44 20 7604 8033

Investor Enquiries UK
James Ward-Lilley	+44 20 7604 8122	mob: +44 7785 432613
Karl Hård	+44 20 7604 8123	mob: +44 7789 654364
Nicklas Westerholm	+44 20 7604 8124	mob: +44 7585 404950

Investor Enquiries US
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043

Friday 22 June 2012
-ENDS-

Item 16
REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 22 June 2012, it purchased for cancellation 80,000 ordinary shares of AstraZeneca PLC at a price of 2770 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,260,422,619.

A C N Kemp
Company Secretary
25 June 2012

Item 17
REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 25 June 2012 to 3 August 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 484,970 ordinary shares of AstraZeneca PLC at a price of 2749 pence per share on 25 June 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,260,119,565.

A C N Kemp
Company Secretary
26 June 2012

Item 18
REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 25 June 2012 to 3 August 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 484,723 ordinary shares of AstraZeneca PLC at a price of 2751 pence per share on 26 June 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,259,832,526.

A C N Kemp
Company Secretary
27 June 2012

Item 19
ASTRAZENECA AND MERCK AGREE TO AMEND SECOND OPTION

AstraZeneca today announced that AstraZeneca and Merck have agreed to amend certain provisions of the agreements relating to the companies’ arrangements in the United States.

AstraZeneca believes that the amendments provide a greater degree of certainty to the valuation of the Second Option that is preferable to the previous arrangements and, barring unforeseen circumstances, the company now intends to exercise the Second Option in 2014.

The principal areas covered by the amendments are a change in the timing for AstraZeneca to exercise the Second Option, and agreement on the valuation methodology for setting certain aspects of the option exercise price.

Under the amended agreement, the companies have agreed that Merck will grant to AstraZeneca a new Second Option exercisable by AstraZeneca between 1 March 2014 and 30 April 2014, with closing on 30 June 2014. The options exercisable in 2017 or if combined annual sales fall below the minimum amount also remain available to AstraZeneca.

In addition to this revised timing for the Second Option, the companies have also reached agreement on the valuation methodology for setting certain components of the option exercise price for a 2014 exercise. In lieu of third-party appraisals, this valuation for a 2014 exercise is now a fixed sum of $327 million, based on a shared view by the companies of the forecasts for sales of Nexium and Prilosec in the US market.  The agreed amount payable on 30 June 2014 is subject to a true-up in 2018 that replaces a shared forecast with actual sales for the period from closing in 2014 to June 2018.

In addition, the exercise price of the Second Option also includes a multiple of ten times of Merck’s average 1% annual profit allocation in the Partnership for the three years prior to exercise. AstraZeneca currently expects this amount to be around $80 million.

The component of the exercise price of the Second Option that includes the net present value of up to 5% of future US sales of Vimovo, with the precise amount dependent on an annual sales threshold that has not yet been achieved and the timing of the option exercise, will continue.

Under the amendments, if AstraZeneca exercises in 2014, Merck’s existing rights to manufacture Nexium and Prilosec would cease upon closing.

This amended Second Option arrangement has no impact on AstraZeneca’s Core financial guidance for 2012, which will, in accordance with normal practice, be reviewed in conjunction with the announcement of the Second Quarter and Half Year Results on 26 July 2012.

Further information on the AstraZeneca arrangements with Merck, including the history, and details of the previous termination arrangements completed in March 2008 and in April 2010, can be found in the AstraZeneca 2011 Annual Report and Form 20-F Information for 2011, pages 181-183.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business with a primary focus on the discovery, development and commercialisation of prescription medicines for gastrointestinal, cardiovascular, neuroscience, respiratory and inflammation, oncology and infectious disease. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com.

Media Enquiries
Esra Erkal-Paler	+44 20 7604 8030
Sarah Lindgreen	+44 20 7604 8033

Investor Enquiries UK
James Ward-Lilley	+44 20 7604 8122 mob: +44 7785 432613
Karl Hård	+44 20 7604 8123 mob: +44 7789 654364
Nicklas Westerholm	+44 20 7604 8124 mob: +44 7585 404950

Investor Enquiries US
Ed Seage	+1 302 886 4065 mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506 mob: +1 917 612 4043

Wednesday 27 June 2012

-ENDS-

Item 20
REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 25 June 2012 to 3 August 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 477,729 ordinary shares of AstraZeneca PLC at a price of 2791 pence per share on 27 June 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,259,383,934.

A C N Kemp
Company Secretary
28 June 2012

Item 21
REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 25 June 2012 to 3 August 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 472,604 ordinary shares of AstraZeneca PLC at a price of 2820 pence per share on 28 June 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,258,941,342.

A C N Kemp
Company Secretary
29 June 2012

Item 22
PUBLICATION OF PROSPECTUS

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Base Prospectus for the AstraZeneca PLC U.S.$5,000,000,000 Euro Medium Term Note Programme (the “Prospectus”).

This Euro Medium Term Note (EMTN) programme was established in 2007.  The last drawdown under the EMTN programme was in 2008 and regulatory approvals for the programme had been allowed to lapse.  The documentation has been refreshed to cover, among other things, changes to the Dealer panel.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5250G_-2012-6-29.pdf

A copy of the above Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

www.Hemscott.com/nsm.do

A C N Kemp
Company Secretary
29 June 2012

Item 23

BRISTOL-MYERS SQUIBB AND ASTRAZENECA EXPAND DIABETES
ALLIANCE THROUGH BRISTOL-MYERS SQUIBB’S ACQUISITION OF
AMYLIN PHARMACEUTICALS

Strengthens leadership position of successful alliance in growing area of high unmet medical need.
Complements current portfolio creating a more comprehensive disease management platform with the addition of novel GLP-1 franchise

Adds approved and marketed products for type 2 diabetes, including BYETTA®
and BYDUREON®

Bristol-Myers Squibb Company and Amylin Pharmaceuticals, Inc. announced today that Bristol-Myers Squibb will acquire Amylin for $31.00 per share in cash, pursuant to a cash tender offer and second step merger, or an aggregate purchase price of approximately $5.3 billion. The total value of the transaction, including Amylin’s net debt and a contractual payment obligation to Eli Lilly and Company, together totalling about $1.7 billion, is approximately $7 billion. The acquisition has been unanimously approved by the boards of directors of Bristol-Myers Squibb and Amylin. The board of directors of Amylin has unanimously recommended that Amylin’s stockholders tender their shares to the tender offer.

Bristol-Myers Squibb and AstraZeneca announced today that, following the completion of Bristol-Myers Squibb’s acquisition of Amylin, the companies will enter into collaboration arrangements, based on the framework of the existing diabetes alliance, regarding the development and commercialisation of Amylin’s portfolio of products. Following Bristol-Myers Squibb’s acquisition of Amylin, AstraZeneca will make a payment to Amylin, as a wholly owned subsidiary of Bristol-Myers Squibb, in the amount of approximately $3.4 billion in cash. Profits and losses arising from the collaboration will be shared equally. In addition, AstraZeneca has the option, exercisable at its sole discretion, to establish equal governance rights over key strategic and financial decisions regarding the collaboration, upon the payment to Bristol-Myers Squibb of an additional $135 million. These collaboration arrangements have been approved by the boards of directors of Bristol-Myers Squibb and AstraZeneca.

Amylin is a biopharmaceutical company dedicated to the discovery, development and commercialisation of innovative medicines for patients with diabetes and other metabolic diseases. Amylin’s primary focus is on the research, development and commercialisation of a franchise of GLP-1 agonists for the treatment of type 2 diabetes.

“Amylin’s innovative diabetes portfolio, talented people and state-of-the-art manufacturing facility complement our long-standing leadership in metabolics,” said Lamberto Andreotti, Chief Executive Officer, Bristol-Myers Squibb. “We are pleased to be able to strengthen the portfolio we have built to help patients with diabetes by building on the success Amylin has had with its GLP-1 franchise. The acquisition of Amylin by Bristol-Myers Squibb is also a unique way for Bristol-Myers Squibb and AstraZeneca to expand the alliance between the two companies, and it demonstrates Bristol-Myers Squibb’s innovative and targeted approach to partnerships and business development.”

Simon Lowth, Interim Chief Executive Officer of AstraZeneca, said: “This is a compelling proposition that will have an immediate positive impact on revenues and is fully in line with our stated partnering strategy to enhance top-line growth and strengthen our late-stage pipeline. The broadening of our diabetes collaboration with Bristol-Myers Squibb is another important step towards creating a leadership position in the treatment of a disease with growing unmet medical need that is reaching epidemic proportions in many areas of the world. The combined development, regulatory and commercial strengths of the AstraZeneca and Bristol-Myers Squibb alliance for diabetes provides an excellent platform to unlock the potential of Amylin’s differentiated treatments for the benefit of patients worldwide and for our shareholders.”

“We are pleased to announce this transaction that provides substantial value for Amylin shareholders,” said Daniel M. Bradbury, President and Chief Executive Officer of Amylin. “Over the last several months, our Board of Directors, with the assistance of our financial and legal advisors, has been actively engaged in a robust and thorough strategic process designed to maximize the value of our unique diabetes franchise. I strongly believe that we have accomplished that objective. Our recent US launch of BYDUREON, the first ever once-weekly therapy for patients with type 2 diabetes, solidified our position as a driving force in the fight against this rising global epidemic. Importantly, this transaction with Bristol-Myers Squibb and their alliance with AstraZeneca provide the means to maximize the potential and impact of Amylin’s innovative diabetes therapies and reach more patients around the world with treatment options to help manage their disease. In addition, I would like to acknowledge and thank the dedicated employees of Amylin whose tireless efforts are responsible for creating the tremendous value that is being recognized today by two of the most respected companies in the pharmaceutical industry.”

Amylin’s assets include:

•
A GLP-1 franchise, including two treatments for type 2 diabetes, BYETTA® (exenatide) injection and BYDUREON® (exenatide extended-release for injectable suspension/exenatide 2 mg powder and solvent for prolonged release suspension for injection), approved for use in both the US and Europe, and a life-cycle management pipeline, including delivery devices and formulation improvements. The addition of the Amylin GLP-1 franchise complements Bristol-Myers Squibb’s and AstraZeneca’s current diabetes portfolio creating a comprehensive disease management platform;

•
Metreleptin, a leptin analog currently under review at the US Food and Drug Administration (FDA) for the treatment of diabetes and/or hypertriglyceridema (high levels of triglycerides in the bloodstream) in patients with rare forms of inherited or acquired lipodystrophy;

•	SYMLIN® (pramlintide acetate) injection, an amylin analog, approved by the FDA for the treatment of type 1 and type 2 diabetes patients with inadequate glycemic control on meal-time insulin; and

•	A state-of-the-art sterile production facility in Ohio.

Under the terms of the definitive merger agreement between Bristol-Myers Squibb and Amylin, Bristol-Myers Squibb will commence a cash tender offer to purchase all of the outstanding shares of Amylin’s common stock for $31.00 per share. The closing of the tender offer is subject to customary terms and conditions, including the tender of a number of shares that constitutes at least a majority of Amylin’s outstanding shares of common stock, on a fully diluted basis, and expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act. The agreement also provides for the parties to effect, subject to customary conditions, a merger to be completed following the completion of the tender offer which would result in all shares not tendered in the tender offer being converted into the right to receive $31.00 per share in cash. The merger agreement contains a provision under which Amylin has agreed not to solicit any competing offers for the company. Bristol-Myers Squibb will finance the acquisition from its existing cash resources and credit facilities.
The companies expect the tender offer to close approximately thirty days after commencement of the tender offer.

AstraZeneca intends to finance its $3.4 billion share of the transaction from existing cash resources and credit facilities. AstraZeneca reaffirms its commitment to its progressive dividend policy. AstraZeneca has previously guided that it intends to make share repurchases of up to $4.5 billion in 2012, subject to market conditions and business needs.

Based on the anticipated timing of the close of the transaction, the transaction will have no impact on AstraZeneca’s guidance range for Core earnings per share in 2012, which, in line with normal practice for AstraZeneca, will be reviewed in conjunction with the Second Quarter and Half Year Results Announcement on 26 July. This transaction will be dilutive to AstraZeneca’s Core and Reported EPS in 2012 and 2013, with both measures becoming accretive from 2014. Meaningful accretion is projected thereafter.

Advisers
Citi and Evercore are serving as financial advisers to Bristol-Myers Squibb in connection with the acquisition and Kirkland & Ellis LLP is its legal adviser. Bank of America Merrill Lynch is serving as financial adviser to AstraZeneca in connection with the transactions and Davis Polk & Wardwell LLP and Covington & Burling LLP are its legal advisers. Credit Suisse Securities (USA) LLC and Goldman Sachs & Co. are serving as financial advisers to Amylin in connection with the acquisition and Skadden, Arps, Slate, Meagher & Flom LLP is its legal adviser.

About the Bristol-Myers Squibb and AstraZeneca Collaboration
Bristol-Myers Squibb and AstraZeneca entered into a collaboration in January 2007 to enable the companies to research, develop and commercialise select investigational drugs for type 2 diabetes. The Bristol-Myers Squibb/AstraZeneca diabetes collaboration is focused around ONGLYZA® (saxagliptin), part of the innovative class of DPP-4 inhibitors, and dapagliflozin, an SGLT2 inhibitor, and is dedicated to global patient care, improving patient outcomes and creating a new vision for the treatment of diabetes. ONGLYZA has been submitted for regulatory approval in 93 countries and is approved in 77 countries including the US, Canada, Mexico, EU, India, Brazil and China. Dapagliflozin received a positive opinion from the CHMP in Europe in April 2012.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business with a primary focus on the discovery, development and commercialization of prescription medicines for gastrointestinal, cardiovascular, neuroscience, respiratory and inflammation, oncology and infectious disease. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com.

About Bristol-Myers Squibb
Bristol-Myers Squibb is a global biopharmaceutical company whose mission is to discover, develop and deliver innovative medicines that help patients prevail over serious diseases. For more information, please visit http://www.bms.com or follow us on Twitter at http://twitter.com/bmsnews.

About Amylin Pharmaceuticals
Amylin Pharmaceuticals is a biopharmaceutical company dedicated to improving lives of patients through the discovery, development and commercialisation of innovative medicines. Amylin is committed to delivering novel therapies that transform the way diabetes and other metabolic disorders are treated. For the 12 months to 31 December 2011, Amylin reported an operating loss of $491 million and as at 31 March 2012, Amylin had gross assets of $2,007 million. Amylin is headquartered in San Diego, Calif. and has a commercial manufacturing facility in Ohio. More information about Amylin Pharmaceuticals is available at www.amylin.com.

CONTACTS

AstraZeneca:

Media Enquiries
Esra Erkal-Paler	+44 20 7604 8030
Sarah Lindgreen	+44 20 7604 8033

Investor Enquiries UK
James Ward-Lilley	+44 20 7604 8122	mob: +44 7785 432613
Karl Hård	+44 20 7604 8123	mob: +44 7789 654364

Investor Enquiries US
Ed Seage	+1 302-886-4065	mob: +1 302 373 1361

Bristol-Myers Squibb:

Media
Jennifer Fron Mauer	+1 609-252-6579	jennifer.mauer@bms.com;
Laura Hortas	+1 609-252-4587	laura.hortas@bms.com.

Investors
Teri Loxam	+1 609-252-3368	teri.loxam@bms.com;
Timothy Power	+1 609-252-7509	timothy.power@bms.com.

Amylin:

Media
Alice Izzo	+1 858-642-7272	alice.izzo@amylin.com

Investors
Christine Everett-Zedelmayer	+1 858-458-8517	christine.everett@amylin.com

Monday 2 July 2012

- ENDS -